Benaco, Inc.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

E-mail: benacoinc@gmail.com

May 17, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Lisa Kohl

Re: Benaco, Inc.

Registration Statement on Form S-1,

Filed on April 14, 2011

Filing No. 333-173476

Dear Ms. Kohl:

Further to your letter dated May 11, 2010, concerning the deficiencies in Registration Statement on Form S-1 filed on April 14, 2011, we provide the following responses:

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business selling Bohemian crystal chandeliers. We note that you have had no operations, sales or revenues since inception. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Response:  In response to this comment the company referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan;

- its business plan has no plans, arrangements, commitments, understandings or indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Benaco, Inc. is not a Blank Check company. We have no plan plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

2. Please revise your disclosure to clarify the amount of capital necessary for you to continue as a going concern and the amount of capital necessary for you to commence operations. In this regard, we note the following statements:

• We require a minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. (Page 5)

• We will require full funding to implement our complete business plan. (Page 12)

• However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000 the net proceeds of $35,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses. (Page 17)

• The amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a public company. (Page 20)

Please revise your disclosure to reconcile such statements and differentiate between the amounts of capital that you will require to continue as a going concern, to commence operations, and to implement your complete business plan. In this regard, we note that your references to “full funding” and “the amount of the offering” imply that you need the full $90,000 from the offering to implement your complete business plan and to operate for at least one year.

Response:  In response to this comment the company revised the disclosure to reconcile statements:

• We require a minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. (Page 5)

• The above figures represent only estimated costs. All proceeds will be deposited into our corporate bank account.  If necessary, Natalia Belykh, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process, but we will require a minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. (Page 12)

• However, if we sell half of the securities offered for sale by the Company and raise the gross proceeds of $45,000 the net proceeds of $35,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses. (Page 17)

• If half of shares is sold for gross proceeds of $45,000 and net proceeds of $35,000 it will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting company. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $10,000. (Page 20)

Cover Page of the Registration Statement

3. Please explain your reference to Rule 457(f)(2) in the paragraph below the “Calculation of Registration Fee” table or remove such reference. In this regard, we note that it does not appear that you are offering securities in exchange for other securities.

Response:  In response to this comment the company removed the reference to Rule 457(f)(2).

Prospectus Cover Page

4. Please include your anticipated net proceeds from the offering on a per share and aggregate basis. See Item 501(b)(3) of Regulation S-K.

Response:  In response to this comment the company included our anticipated net proceeds from the offering on a per share and aggregate basis.

	Offering Price	Expenses	Proceeds to Company
Per share	$0.03	$0.0033	$0.0267
Total	$90,000	$10,000	$80,000

5. It appears that your sole officer and director is Ms. Belykh yet the first sentence of the third paragraph refers to sales by your President, “with no commission or other renumeration payable to him for any shares he may sell.” Please revise.

Response:  In response to this comment the company revised the first sentence of the third paragraph:

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell.

6. We note your disclosure that bankruptcy proceedings may “preclude or delay the return of money to [investors].” Please disclose the circumstances in which you plan to return subscriptions to investors and state clearly that there is no assurance that you will have the ability to return such funds. Alternatively, if true, revise your disclosure to state that any funds received as a part of this offering will be immediately deposited into your bank account and that if you fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund.

Response:  In response to this comment the company revised its disclosure to state that any funds received as a part of this offering will be immediately deposited into our bank account and if we fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund:

We have not made any arrangements to place funds in an escrow, trust or similar account. Any funds received as a part of this offering will be immediately deposited into our bank account. If we fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund.

Prospectus Summary, page 5

Benaco, Inc., page 5

7. We note that you require minimum funding of approximately $30,000 to conduct operations over the next year. If true, please state that if you are unable to obtain this level of financing, your business may fail.

Response:  In response to this comment the company stated that if we are unable to obtain minimum funding of approximately $30,000, our business may fail:

Proceeds from this offering are required for us to proceed with your business plan over the next twelve months. We require minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. If we are unable to obtain minimum funding of approximately $30,000, our business may fail. Even if we raise $30,000 from this offering or more, we may need more funds to develop growth strategy and to continue maintaining a reporting status; therefore we will have to obtain financing to complete our twelve month business plan.

The Offering, page 5

8. Please revise your disclosure to include a brief description of the nature of this offering, namely that this is a self-underwritten, best-efforts offering with no minimum subscription requirement.

Response:  In response to this comment the company included a brief description of the nature of this offering:

The offering:	Self-underwritten, best-efforts offering with no minimum subscription requirement.

9. Please reconcile your disclosure under this heading regarding the duration of the offering with the disclosure in the third paragraph of your prospectus cover page and under the heading “Offering Period and Expiration Date” on page 15.

Response:  In response to this comment the company revised its disclosure in the third paragraph of our prospectus cover page to reconcile it with the disclosure under this heading and under the heading “Offering Period and Expiration Date” on page 15.

Risk Factors, page 6

Without the funding from this offering …, page 7

10. Please provide additional disclosure regarding how you plan to seek financing for your business plan. In this regard, we note your statement in this risk factor that you need the proceeds from this offering “to commence activities that will allow [you] to begin seeking financing of [your] business plan.”

Response: In response to this comment the company revised the risk factor “Without the funding from this offering we will be unable to implement our business plan” on page 7 of the prospectus to include the disclosure regarding how we plan to seek financing for our business plan:

Without the funding from this offering we will be unable to implement our business plan.

As of February 28, 2011, we had total assets in the amount of $4,000 and liabilities of $499. Our current cash reserves are not sufficient to complete our intended operations in distribution of Bohemian Crystal Chandeliers for the next twelve-month period. We will need the funds from this offering to commence activities that will allow us to begin seeking financing of our business plan. We have not generated any revenue from operations to date. The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole director. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors including general market conditions, investor acceptance of our business plan and initial results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. If we do not obtain additional financing our business will fail.

We are solely dependent upon the funds to be raised in this offering …, page 7

11. In this risk factor, please disclose the amount of capital that you must raise to continue as a going concern and the amount of capital that you will need to commence operations.

Response: In response to this comment the company disclosed the amount of capital that we must raise to continue as a going concern and the amount of capital that we will need to commence operations.

We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. We may need to obtain additional financing which may not be available.

We need the proceeds from this offering to start our operations. Our offering has no minimum structure. Specifically, there is no minimum number of shares that needs to be sold in this offering for us to access the funds. Given that the offering is a best effort, self-underwritten offering, we cannot assure you that all or any shares will be sold. We have no firm commitment from anyone to purchase all or any of the shares offered. We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. We anticipate that we must raise the minimum capital of approximately $10,000 to continue as a going concern and the minimum capital of $30,000 to commence operations for the 12-month period. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

All our products will be purchased from one supplier …, page 8

12. You state that you purchase all of your products from Hascrone S.R.O. In an appropriate place in your filing please disclose the products you have purchased to date. If you have yet to purchase any products from your supplier, please revise to state that you intend to purchase all of your products from this supplier.

Response:  In response to this comment the company revised this risk factor to state that we intend to purchase all of your products from this supplier:

We intend to purchase all of our products from one supplier. If that supplier decreased or terminated its relationship with us, our business would likely fail if we are unable to find a substitute for that company.

As a result of being totally dependent on a single wholesale supplier located in Czech Republic, we may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased pressure, timing and availability of export licenses, the burden of complying with a variety of foreign laws and treaties, and uncertainties relative to regional, political and economic circumstances. We intend to purchase our products from Hascrone S.R.O, a private Czech company. Our agreement with this company does not prevent it from supplying its Bohemian crystal chandeliers to our competitors or directly to consumers. If this company decreased, modified or terminated its association with us for any other reason, we would suffer an interruption in our business unless and until we found a substitute for that supplier. If we were unable to find a substitute for that supplier, our business would likely fail. We cannot predict what the likelihood would be of finding an acceptable substitute supplier.

Because we will distribute our products from overseas …, page 9

13. We note that you will import your products from the Czech Republic. Please explain this statement in light of the fact that your office and your sole supplier are both located in the Czech Republic.

Response:  In response to this comment the company revised this risk factor as follows:

Because we will distribute our products to overseas, a disruption in the delivery of exported products may have a greater effect on us than on our competitors.

We will export our product from Czech Republic. Because we export our product and deliver it directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture and/or warehouse products in the United States or Canada. Deliveries of our products may be disrupted through factors such as:

     (1)  raw material shortages, work stoppages, strikes and political unrest;

     (2)  problems with ocean shipping, including work stoppages and shipping container shortages;

     (3)  increased inspections of import shipments or other factors causing delays in shipments; and

     (4)  economic crises, international disputes and wars.

Most of our competitors warehouse products they import from overseas, which allows them to continue delivering their products for the near term, despite overseas shipping disruptions. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

We arbitrarily determined the price of the shares of our common stock …, page 10

14. Within this risk factor and throughout your filing, please state clearly that to be quoted on the OTCBB a market maker must file an application on your behalf to make a market for your common stock. Also state whether you have engaged a market maker to file such an application, that there is no guarantee that a market marker will file an application on your behalf, and that even if an application is filed, there is no guarantee that you will be accepted for quotation. Also revise your disclosure here, and throughout your registration statement, to state that your stock may become quoted, rather than traded, on the OTCBB.

Response:  In response to this comment the company revised this risk factor and throughout our filings to clearly state that to be quoted on the OTCBB a market maker must file an application on our behalf to make a market for our common stock. Also the company stated that we have not engaged a market maker to file such an application, that there is no guarantee that a market marker will file an application on our behalf, and that even if an application is filed, there is no guarantee that we will be accepted for quotation. Also the company revised its disclosure here, and throughout our registration statement, to state that our stock may become quoted, rather than traded, on the OTCBB:

To be quoted on the OTCBB a market maker must file an application on our behalf to make a market for our common stock. As of the date of this Registration Statement, we have not engaged a market maker to file such an application, that there is no guarantee that a market marker will file an application on our behalf, and that even if an application is filed, there is no guarantee that we will be accepted for quotation. Our stock may become quoted, rather than traded, on the OTCBB.

Use of Proceeds, page 12

15. In accordance with Instruction 1 to Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. Please also include language clarifying that:

• the offering is on a “best-efforts” basis;

• the offering scenarios presented are for illustrative purposes only; and

• the actual amount of proceeds, if any, may differ.

Response: Each individual use of proceeds in any scenario in which less than all the securities to be offered are sold are disclosed in the order of priority. The company included the required language:

Our offering is being made on a self-underwritten, best-efforts basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.03. The following table sets forth the uses of proceeds assuming the sale of 33.33%, 66.67% and 100%, respectively, of the securities offered for sale by the Company.  The offering scenarios presented are for illustrative purposes only, the actual amount of proceeds, if any, may differ. There is no assurance that we will raise the full $90,000 as anticipated.

16. We note that Ms. Belykh has verbally agreed to loan the company funds to complete the registration process. Please revise your disclosure to state whether you will use proceeds from this offering to repay Ms. Belykh for any funds advanced for the purpose of completing the registration process.

Response:  In response to this comment the company revised its disclosure to state that no proceeds from this offering will be used to repay Ms. Belykh for any funds advanced for the purpose of completing the registration process:

The above figures represent only estimated costs. All proceeds will be deposited into our corporate bank account.  If necessary, Natalia Belykh, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan. No proceeds from this offering will be used to repay Ms. Belykh for any funds advanced for the purpose of completing the registration process.

Plan of Distribution; Terms of the Offering, page 15

17. In this section, please discuss or reference the “penny stock” restrictions on your shares, as you have in your Risk Factors section on page 11.

Response:  In response to this comment the company discussed the “penny stock” restrictions on our shares in Plan of Distribution; Terms of the Offering section:

Our shares of common stock are subject to the “penny stock” rules of the Securities and Exchange Commission. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

Offering Period and Expiration Date, page 15

18. Please revise your disclosure to discuss the factors that you will consider in determining whether it is in the best interest of your Company to terminate the offering. Also include these terms in the “Prospectus Cover Page” and “Prospectus Summary” sections of the filing.

Response:  In response to this comment the Company revised our disclosure to discuss the factors that we will consider in determining whether it is in the best interest of Company to terminate the offering. We also included these terms in the “Prospectus Cover Page” and “Prospectus Summary” sections of the filing.

One of the factors that we will consider in determining whether it is in the best interest of our Company to terminate the offering will be our ability to raise a minimum funding of approximately $30,000 to start and to conduct our proposed operations for a minimum period of one year.

Procedures for Subscribing, page 16

19. Please briefly describe the manner in which subscribers of your shares will receive such shares.

Response:  In response to this comment the company described the manner in which subscribers of our shares will receive such shares:

The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering.

Management’s Discussion and Analysis or Plan of Operation, page 16

20. Reference is made to your discussion of your informal agreement with your President to advance funds in the second paragraph on page 16 and the first paragraph on page 17. Please clarify and consistently disclose the nature of the costs that your President has informally agreed to advance funds for and identify whether there is a maximum amount of funds that your President has agreed to advance.

Response:  In response to this comment the company clarified the nature of the costs that our President has informally agreed to advance funds for and identified that there is no a maximum amount of funds that our President has agreed to advance:

We  have been utilizing and may utilize funds from Natalia Belykh, our Chairman, President, and Secretary, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, professional fees, including fees payable in connection with the filing of this registration statement and operation expenses. There is no a maximum amount of funds that our President has agreed to advance. Ms. Belykh, however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.  In order to achieve our business plan goals, we will need the funding from this offering and substantial additional funding.

Plan of Operation, page 17

21. Please clarify when you plan to generate revenues and discuss how you plan to pay for products to be sold in your plan of operation discussion.

Response:  In response to this comment the company clarified when we plan to generate revenues and discuss how we plan to pay for products to be sold in our plan of operation discussion.

Our independent registered public accountant has issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.  This is because we have not generated revenues and no revenues are anticipated until we complete our initial business development. We believe that when our office is set up, web site is operational and marketing campaign has started, which will be approximately in six months after our offering is completed, we will earn first revenue from selling our products. Until we start to sell our products, we do not believe that our operations will be profitable. There is no assurance we will ever reach that stage.

Our business is the distribution of Bohemian crystal chandeliers produced in Czech Republic. Our customers will be asked to 100% prepay for the products. Customers will have three options to pay for our products: by credit card, by wire transfer or by sending a check/money order.  If customer decides to pay by check/money order, then we will apply a certain amount of days before shipping to have the check/money order cleared. Customers will be responsible to cover the shipping costs. Shipping costs will be added automatically to a customer’s final bill. As soon as we receive prepayment for the products from our customers we will purchase these products form our supplier by wire transfer or credit card payment including shipping costs. The purchased products will be shipped directly to the customers.

22. We note that the estimated costs set forth under this heading appear to correlate to your use of net proceeds assuming only one third of the shares are sold. Please revise to clarify under this heading how your plan of operations and associated costs would change in the event you sell two-thirds of the shares offered and all of the shares offered.

Response:  In response to this comment the company revised to clarify under this heading how our plan of operations and associated costs would change in the event we sell two-thirds of the shares offered and all of the shares offered:

Office Set Up	$2,500	$3,000	$4,000
Marketing costs	$12,000	$20,000	$40,000
Website development costs	$2,500	$4,000	$6,000
Legal and Professional fees	$10,000	$10,000	$10,000
	-	$12,000	$15,000
Other expenses	$3,000	$11,000	$15,000
Total	$30,000	$60,000	$90,000

Develop our website, page 18

23. Please revise your disclosure here and throughout the filing to state clearly, if true, that you have not yet identified or registered any domain names for your website. Please also make any applicable revisions to the “Website Marketing Strategy” section on page 23.

Response:  In response to this comment the company revised its disclosure here and throughout the filing to state clearly, that we have not yet identified or registered any domain names for our website. The company also made revisions to the “Website Marketing Strategy” section on page 23.

Commence marketing campaign, page 18

24. Please disclose how you plan to develop and maintain a database of potential customers and to explain how you intend to reward customers that have referred new clients to you. Please make any applicable revisions to the “Potential Customers” and “Marketing our Products” sections on pages 22 and 23 respectively.

Response:  In response to this comment the company made applicable revisions to the “Potential Customers” and “Marketing our Products” sections on pages 22 and 23 respectively.

We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to market our products and acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our clients will  refer  their  colleagues to us.

We will offer our existing customers 3-5% of the net profits realized from successful referrals.

Business, page 20

General, page 20

25. Please identify whether you plan to target any particular portion of the North American market. If not, please state this fact.

Response:  In response to this comment the company identified that we do not plan to target any particular portion of the North American market.

Our expected share of the North American market is difficult to determine given that our market is highly competitive.  We do not plan to target any particular portion of the North American market.

Competition, page 22

26. Please disclose the way(s) in which you seek to compete in the Bohemian crystal chandelier market. See Item 101(h)(4)(iv) of Regulation S-K.

Response:  In response to this comment the company disclosed the ways in which we seek to compete in the Bohemian crystal chandelier market:

Bohemian crystal chandeliers are distributed by many companies as well as numerous stores and websites in North America. We plan to take a small share of the market. To compete with other companies, we plan is to use helpful customer service, offer new models and wide assortment of Bohemian crystal chandeliers at law prices. We will take significant efforts to promote our product using internet tools.

Marketing Our Products, page 23

27. Under this heading and the heading “Potential Customers” on page 22, you indicate that Ms. Belykh will market your products. Please expand your disclosure to discuss with more specificity how you intend to market your products and locate customers.

Response:  In response to this comment the company expanded the disclosure to discuss with more specificity how we intend to market our products and locate customers. Please refer to page 22 of the prospectus:

Our target market includes retail customers willing to purchase Bohemian crystal chandeliers from our website, potential customers with significant special orders and wholesale customers. Our President and sole director, Ms. Natalia Belykh will market our products and negotiate special individual orders and agreements with wholesale potential customers. We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to market our products and acquire potential customers. We also  expect  to get  new  clients  from  "word  of  mouth" advertising  where our clients will  refer  their  colleagues to us. We intend to develop and maintain a database of potential customers who may want to purchase Bohemian crystal chandeliers from us. We will follow up with these clients periodically and offer them free samples, presentations and special discounts from time to time. We plan to attend trade shows in our industry to showcase our product with a view to find new customers. We will ask our satisfied customers for referrals. We will offer our existing customers 3-5% of the net profits realized from successful referrals. If we sell more than two-third of the shares in this offering, we plan to hire a sales representative. The salesperson’s job will be to find new potential customers for big special orders as well as wholesale customers, and execute agreements with them to buy our Bohemian crystal chandeliers.

Agreement with our supplier, page 23

28. Please revise your disclosure to clarify whether Hascrone S.R.O will manufacture and supply you with Bohemian Chandeliers or whether they will only supply you with these products. In this regard, we note your statement on page 22 that “[your] supplier agreed to supply [you] with many kinds of Bohemian crystal chandeliers from different manufacturers” as well as your statement in the following sentence that “[your] supplier agreed to take special orders to manufacture chandeliers according to a customers’ design.” Please clarify whether your supplier has the capacity to manufacture these chandeliers. Also state whether your supplier will mail chandeliers to you and you will ship chandeliers to your customers or whether you will transmit any orders received to your supplier for shipment. If your supplier will ship the chandeliers to you, disclose who will pay any associated shipping costs.

Response:  In response to this comment the company revised its disclosure to clarify that Hascrone S.R.O will only supply us with Bohemian Chandeliers. The company clarified that our supplier has no capacity to manufacture these chandeliers:

On March 2, 2011 we signed a Sales Distribution Agreement with Hascrone S.R.O, a private company from Czech Republic. Hascrone S.R.O specializes in distribution of broad variety of Bohemian chandeliers in Czech Republic and abroad. Hascrone S.R.O has no capacity to manufacture Bohemian Chandeliers and will only supply us with these chandeliers.

The company stated that it will transmit any orders received to our supplier for shipment, and disclosed who will pay any associated shipping costs. The company also revised its statement on page 22 as follows:

Our supplier also agreed to take special orders and place them at manufacturer on our behalf to manufacture chandeliers according to a customers’ design. We will transmit any orders received to our supplier for shipment. Our customers will be responsible to cover the shipping costs. Shipping costs will be added automatically to a customer’s final bill.

29. Please revise your disclosure to provide additional detail regarding the circumstances in which Hascrone S.R.O. is entitled adjust product prices. Include within your disclosure what constitutes a “reasonable adjustment” and whether there are any limitations on your supplier’s ability to make these adjustments. Also disclose whether you anticipate passing these costs onto your customers or whether you expect to absorb any price adjustments. In this regard, we note the risk factor on page nine that price competition could negatively affect your gross margins.

Response:  In response to this comment the company revised its disclosure to provide additional detail regarding the circumstances in which Hascrone S.R.O. is entitled adjust product prices:

According to the Sales Distribution Agreement Hascrone S.R.O is entitled to make reasonable adjustment(s) to the price of the products. This may occur if foreign exchange rates or commodity prices change. Because the Bohemian Chandeliers manufacturers locate in Check Republic, all their operations are in Czech Koruna. If Czech Koruna rises against U.S. Dollar our supplier will raise the prices. If commodity prices such as energy prices or raw material rise the Czech manufacturers will raise their prices. If these changes are insignificant, we expect to absorb any price adjustments. However if prices of Bohemian Chandeliers rise more than 5% we anticipate passing these costs onto our customers. Price competition could negatively affect our operating results. If our competitors do not change their prices while we increase it could adversely affect our business and operating results.

Employees; Identification of Certain Significant Employees, page 24

30. Please revise your disclosure to describe the circumstances that would cause you to hire additional employees. In this regard, we note your disclosure on page 22 under the heading “Potential Customers” that if you sell more than two-thirds of the shares in this offering, you plan to hire a sales representative.

Response:  In response to this comment the company revised its disclosure to describe the circumstances that would cause us to hire additional employees:

We are a development stage company and currently have no employees, other than our sole officer and director Natalia Belykh. We intend to hire a sales representative if we sell more than two-thirds of the shares in this offering.

Governmental Regulation, page 24

31. Please revise your disclosure to discuss the effect of any existing or probable governmental regulations on your business, including any applicable export or import regulations or controls imposed by the Czech Republic or any of the North American countries in which you plan to ship Bohemian chandeliers. See Item 101(h)(4)(ix) of Regulation S-K.

Response:  In response to this comment the company revised the disclosure to discuss the effect of any existing or probable governmental regulations on our business:

Government Regulations

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the wholesale and retail industry in any jurisdiction which we would conduct activities. We do not believe that regulation will have a material impact on the way we conduct our business in the Czech Republic and the USA as our customers will be responsible for the custom duties, taxes or any other additional charges that might incur while purchasing our products.

Officers and Directors, page 25

32. Please briefly describe the responsibilities undertaken by Ms. Belykh in connection with Variant S.R.O. and disclose the specific experiences and skills that led to the conclusion that Ms. Belykh should serve as a director of your company. See Item 401(e) of Regulation S-K.

Response:  In response to this comment the company briefly described the responsibilities undertaken by Ms. Belykh in connection with Variant S.R.O. and disclosed the specific experiences and skills that led to the conclusion that Ms. Belykh should serve as a director of your company:

Ms. Belykh has acted as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors since our incorporation on November 18, 2010.  Ms. Belykh owns 100% of the outstanding shares of our common stock. In 2005, Natalia Belykh graduated from University of South Bohemia with bachelor degree in Public Relations. After graduation, she set up her own real estate company, Variant 2000 S.R.O. Since 2005 Ms. Belykh  has been working as CEO of this company. Her responsibilities are to carry out the strategic plans and policies of the company, general and administrative duties; financial, tax and risk management. Variant 2000 S.R.O is in the business of selling both residential and commercial real estate in Prague, Czech Republic. Ms. Belykh evaluates sales and  marketing environment, forecasts and trend lines for improvement opportunities in real estate; identifies customers for properties, completes comparative market analysis for each property; estimates the value of real estate property. Ms. Belykh intends to devote close to 25% (10 hours /week) of her time to planning and organizing activities of Benaco, Inc.

Ms. Belykh’s qualifications to serve on our Board of Directors are primarily based on her nearly six years of experience as a business manager, her business experiences with Variant 2000 S.R.O. real estate businesses, her entrepreneurial desire to start Benaco Inc. as a new business, and her education in Public Relations.

33. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event.

Response:  In response to this comment the company provided negative disclosure for each event:

     1. Any bankruptcy petition filed by or against any business of which Ms. Belykh was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

     3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Ms. Belykh’s involvement in any type of business, securities or banking activities.

     4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

5.  Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

6.  Was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

7.  Was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any Federal or State securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.  Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Description of Securities, page 28

Common stock, page 28

34. Please remove your statements in the final paragraph under this heading that your shares, when issued, will be fully paid for and non-assessable, as only counsel can provide such a conclusion. Note that we would not object if you state that you will have counsel provide such an opinion and make an appropriate cross reference to such an opinion.

Response:  In response to this comment the company removed its statements in the final paragraph under this heading that its shares, when issued, will be fully paid for and non-assessable.

35. Please include in this section any provision(s) in your bylaws specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

Response:  In response to this comment the company included in this section provision(s) in its bylaws specifying the vote required by security holders to take action.

A holder of outstanding shares, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of Incorporation, every shareholder shall be entitled to one vote for each share standing their name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Anti-takeover provisions, page 29

36. Please confirm your statement that you will not sell any shares to Nevada residents and state this fact prominently throughout your disclosure. Also disclose any similar restrictions and explain how you will implement such restrictions. Also explain to us the relevance of the number of Nevada security holders on any anti-takeover provisions applicable to you.

Response:  In response to this comment the company confirmed the statement that we will not sell any shares to Nevada residents and stated this fact prominently throughout our disclosure. We also disclosed similar restrictions and explained the relevance of the number of Nevada security holders on any anti-takeover provisions applicable to us:

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.”  This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part.  The control share acquisition law provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%.  A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares.  The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation.  Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition law.  The control share acquisition law is applicable only to shares of “Issuing Corporations” as defined by the act.  An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record resident of Nevada. Therefore, the provisions of the control share acquisition law do not apply to acquisitions of our shares and will not until such time as these requirements have been met.  At such time as they may apply to us, the provisions of the control share acquisition law may discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the Company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met.  The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10 percent or more of the earning power or net income of the corporation.  An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof.  A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares.  If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Nevada's business combination law is to potentially discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

Certain Transactions, page 29

37. Please revise your disclosure under this heading to identify Ms. Belykh as a promoter of your company. See Item 404(c)(1)(i) of Regulation S-K.

Response:  In response to this comment the company identified Ms. Belykh as a promoter of our company.

On February 26, 2011, we issued a total of 4,000,000 shares of restricted common stock to Natalia Belykh, our sole officer and director in consideration of $4,000. Ms. Belykh is a sole promoter of our company.

Financial Statements

Statement of Operation, page F-3

38. Basic and diluted loss per common share appear to compute to ($0.01) rather than ($0.00). Please revise or explain why your computation is correct.

Response:  In response to this comment the company revised basic and diluted loss per common share.

Notes to Financial Statements, page F-6

Note 3 – Summary of Significant Accounting Policies, page F-6

Stock-Based Compensation, page F-7

39. It does not appear that you have a stock-based compensation plan. If you do, please advise. Otherwise, please tell us your consideration of disclosing that you currently do not have a stock-based compensation plan or not including significant accounting policy disclosure for stock-based compensation.

Response:  In response to this comment the company revised Stock-Based Compensation Note on page F-7

Item 16. Exhibits, page 41

40. Please file a form of the subscription agreement that you will use in this offering as an exhibit.

Response:  In response to this comment the company filed a form of the subscription agreement that we will use in this offering.

Please direct any further comments or questions you may have to the company's attorney, David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South
Suite 280
Bellaire, Texas 77401

Tel. (713) 524-4110

Fax.  (713) 524-4122

Thank you.

Sincerely,

/S/ Natalia Belykh

Natalia Belykh, President